SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 14, 2022

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 14, 2022 regarding “First quarter report 2022”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 14, 2022

First quarter report 2022

Stockholm, April 14, 2022

First quarter highlights

•	Group organic sales grew by 3% YoY driven by Networks in North America and in Europe and Latin America. Reported sales were SEK 55.1 (49.8) b.

•	Reported gross margin was 42.3% (42.8%) impacted by proactive investments in supply chain resilience in Networks. Rolling four quarter gross margin was 43.2%.

•

Due to the indefinite suspension of affected business in Russia, a provision for impairment of assets and other extraordinary costs of SEK -0.9 b. was booked in the quarter as other operating expenses in segment Networks. Around one third of this amount will impact cash flow.

•	EBIT amounted to SEK 5.9 b. with an EBIT margin of 10.7% when excluding the provision and a revaluation of Ericsson Ventures investments of SEK -0.3 b. Reported EBIT was SEK 4.7 (5.3) b.

•	EBITA amounted to SEK 6.1 b. with an EBITA margin of 11.0% when excluding the provision and the revaluation of Ericsson Ventures investments. Reported EBITA was SEK 4.9 (5.5) b.

•

Networks EBIT margin was 18.7% when excluding the provision related to Russia. In addition, EBIT was negatively impacted by timing of software sales in a large contract as well as by increased R&D. Reported EBIT margin was 16.6% (20.0%).

•	Organic sales in Emerging Business and Other grew by 15% YoY driven by Cradlepoint.

•	Reported net income was SEK 2.9 (3.2) b.

•

Free cash flow before M&A was SEK -1.7 (1.6) b. impacted primarily by proactive inventory build-up for supply chain resilience. Net cash on March 31, 2022, was SEK 65.2 b. compared with SEK 43.0 b. on March 31, 2021.

SEK b.	Q1 2022	Q1 2021	YoY change	Q4 2021	QoQ change
Net sales	55.1	49.8	11%	71.3	-23%
Sales growth adj. for comparable units and currency ¹	—	—	3%	—	—
Gross margin ¹	42.3%	42.8%	—	43.2%	—
EBIT	4.7	5.3	-10%	11.9	-60%
EBIT margin ¹	8.6%	10.6%	—	16.6%	—
Net income	2.9	3.2	-8%	10.1	-71%
EPS diluted, SEK	0.88	0.96	-8%	3.02	-71%

Measures excl. restructuring charges¹
Gross margin excluding restructuring charges	42.3%	42.9%	—	43.5%	—
EBIT excluding restructuring charges	4.8	5.3	-10%	12.3	-61%
EBIT margin excluding restructuring charges	8.7%	10.7%	—	17.3%	—
Free cash flow before M&A	-1.7	1.6	—	13.5	—
Net cash, end of period	65.2	43.0	52%	65.8	-1%

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1	Ericsson | First quarter report 2022

CEO comments

We continue to execute on our strategy to be a leading mobile infrastructure provider and to establish a focused enterprise business. We see strong business momentum and our investments in technology and a resilient supply chain have allowed us to continue to win market share and deliver on customer commitments in spite of global supply chain challenges. In the quarter, we saw organic sales1 growth of 3%. Gross margin at 42.3% (42.8%) indicates underlying stability while absorbing cost increases in the supply chain. Our EBITA margin was 11.0%, adjusted for revaluation of holdings and provision related to Russia.

Russia’s invasion of Ukraine and the resulting humanitarian disaster is a major setback for the world. While mobile infrastructure is essential for communications in Russia, it has been clear from the start of the invasion that business in Russia would have to be reconsidered. Following current sanctions, we have announced an indefinite suspension of our affected business in Russia and recorded a provision for impairment of assets and other extraordinary costs of SEK -0.9 b. in Q1. We will continue to monitor and respond to the situation day by day, with priority on the safety and well-being of our people.

In our core mobile infrastructure business, we foresee a longer investment cycle compared with previous mobile generations as 5G’s broad application usage will drive a continued need to increase capacity. Technology leadership is driving our competitiveness, and in the quarter, we invested SEK -10.7 (-9.6) b. in R&D.

Networks sales1 grew organically by 4% in Q1 reflecting our continually strengthened market position. Gross margin was 44.7% (46.1%). Software sales vary between quarters, and a certain SEK 1 b. annual software contract that is normally recorded in Q1, is this year delayed into Q2. Gross margin was also negatively impacted by proactive investments in supply chain resilience. Hard work throughout the organization enabled us to deliver on customer commitments despite global supply chain challenges. We also continue to increase our R&D investments to extend our leadership. R&D increased by SEK -1 b. YoY and was primarily related to our Cloud RAN portfolio, which gives customers more flexible deployment options, and to next generation ASICs that provide industry-leading radio performance, energy savings and footprint reduction. We foresee long-term attractive return on our investments similar to the last few years.

Digital Services organic sales1 were down by -2% YoY in the quarter and EBIT was SEK -1.4 b. We are building a strong platform for Digital Services and sales development in the cloud native 5G core portfolio is encouraging with double digit growth, albeit from a low base. However, the overall result in the quarter is not satisfactory. The target of a limited loss for 2022 is challenging especially in light of the increased investments in R&D in service orchestration and 5G portfolio. We now increase focus on accelerating sales growth and addressing efficiency to improve profitability.

To capture opportunities in the rapidly growing enterprise space, we are focusing on two specific areas. The first focus area is wireless networks for enterprise where we already offer easy-to-use pre-packaged solutions, with Cradlepoint showing strong growth in the first quarter as 5G coverage increases on the US C-band. We also see growing momentum for our 5G portfolio in Dedicated Networks. In addition, we are increasing investments in our enterprise go-to-market organization.

The other focus area is a Global Network Platform, which will be built on global unified interfaces, so called APIs. Developers and enterprises will be able to create new use cases and experiences, like high quality video or XR on top of the 5G network, which enable operators and the industry to monetize the network investment in new ways. Ericsson intends to play a major role in building the API platform. With our previously announced intention to acquire Vonage – more than 1 million developers, 120,000 enterprise customers and a proven scaled API infrastructure – we will have a strong position to deliver on this ambition.

Ericsson’s IPR licensing revenues in Q1 were affected by several expiring patent license agreements pending renewal and by 5G license negotiations. We are confident in our strong 5G position and leading patent portfolio, positioning us well to conclude pending and future license renewals. Revenues from current IPR licensing contracts are estimated to SEK 1.0–1.5 b. in Q2. The actual revenue impact will depend on timing as well as terms and conditions of new agreements.

We are currently engaging with the Department of Justice (DOJ) regarding the breach notices it issued relating to the Deferred Prosecution Agreement. The resolution of these matters could result in a range of actions by DOJ, and may likely include additional monetary payments, the magnitude of which cannot at this time be reliably estimated. As this process is ongoing, we remain limited in what we can say about the historical events covered in the Iraq investigation and our ongoing engagement on the matter. We are fully committed to co-operating with the DOJ and our work to further strengthen our Ethics and Compliance program, controls and our culture remains a top priority. It was actually our improved compliance program that allowed us to identify the misconduct in Iraq that started at least back in 2011.

In light of the global supply chain challenges, we decided to create a buffer of vital components in order to secure that we meet customer delivery commitments. In the quarter this had a material impact on inventory levels and therefore Free cash flow before M&A amounted to -1.7 (+1.6) b. We expect elevated inventory levels to remain in the next few quarters.

We are well positioned to continue our strategic journey. The mobile infrastructure business will remain our core and we will not spare any effort to strengthen our position here. Our ambition is to continue to grow and develop this business based on market growth and market share gains. In the growing enterprise space, we are seeing good traction for our established portfolio with Cradlepoint and Dedicated Networks. We continue to work towards closing the Vonage acquisition in the first half of 2022 and to start developing the Global Network Platform.

With our investments in both our core and enterprise businesses, as well as in our culture, we are determined to continue to make Ericsson a stronger, more resilient company while at the same time put it on a higher growth trajectory. Our key focus is to accelerate the pace towards reaching our long-term target of an EBITA margin of 15–18% and our ambition is to reach this target no later than in 2–3 years.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency

2	Ericsson | First quarter report 2022	CEO comments

Financial highlights

Net sales development

SEK b.	Q1 2022	Q1 2021	YoY change	YoY adj.¹	Q4 2021	QoQ change
Networks	40.7	36.3	12%	4%	51.1	-20%
Digital Services	7.2	6.9	5%	-2%	12.7	-43%
Managed Services	4.9	4.9	2%	-5%	5.4	-8%
Emerging Business and Other	2.2	1.7	26%	15%	2.1	2%

Total	55.1	49.8	11%	3%	71.3	-23%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Group reported sales were SEK 55.1 (49.8) b. Sales adjusted for comparable units and currency increased by 3% YoY, with growth in North America and in Europe and Latin America.

IPR licensing revenues increased to SEK 1.4 (0.8) b. driven by renewal of patent license agreements expired in 2021, partly offset by agreements expired in 2022.

Networks sales adjusted for comparable units and currency increased by 4% YoY. Sales increased in North America as well as in Europe and Latin America. Networks accounted for 74% (73%) of total sales.

Digital Services sales adjusted for comparable units and currency decreased by -2% YoY. Sales grew in North America. Digital Services share of total sales was 13% (14%).

Managed Services sales adjusted for comparable units and currency decreased by -5% YoY, due to reduced variable sales and contract rescoping. Reported sales increased by 2% YoY. Managed Services share of total sales was 9% (10%).

Emerging Business and Other sales adjusted for comparable units and currency increased by 15%. Reported sales increased by 26% YoY, driven mainly by Cradlepoint. Emerging Business and Other share of total sales was 4% (3%).

Income and margin development

SEK b.	Q1 2022	Q1 2021	YoY change	Q4 2021	QoQ change
Net sales	55.1	49.8	11%	71.3	-23%
Gross income	23.3	21.3	9%	30.8	-24%
Gross margin	42.3%	42.8%	—	43.2%	—
Research and development (R&D) expenses	-10.7	-9.6	—	-11.9	—
Selling and administrative expenses	-6.6	-6.2	—	-7.6	—
Impairment losses on trade receivables	-0.2	-0.2	—	0.1	—
Other operating income and expenses	-1.1	0.0	—	0.4	—
Share in earnings of JV and associated companies	0.0	-0.1	—	0.0	—
EBIT	4.7	5.3	-10%	11.9	-60%
of which Networks	6.7	7.2	-7%	11.8	-43%
of which Digital Services	-1.4	-1.5	—	0.3	—
of which Managed Services	0.6	0.3	89%	0.4	68%
of which Emerging Business & Other	-1.2	-0.8	—	-0.6	—
EBIT margin	8.6%	10.6%	—	16.6%	—
Financial income and expenses, net	-0.6	-0.5	—	-0.9	—
Income tax	-1.2	-1.6	—	-0.8	—
Net income	2.9	3.2	-8%	10.1	-71%
Restructuring charges	0.0	-0.1	—	-0.5	—

Measures excl. restr. Charges and other items affecting com parability ¹
Gross margin excluding restructuring charges	42.3%	42.9%	—	43.5%	—
EBIT margin excluding restructuring charges	8.7%	10.7%	—	17.3%	—
EBITA excluding restructuring charges	5.0	5.6	-11%	12.8	-61%
EBITA margin excluding restructuring charges	9.1%	11.3%	—	17.9%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

3	Ericsson | First quarter report 2022	Financial highlights

Gross margin

Reported gross margin was 42.3% (42.8%) negatively impacted mainly by proactive investments in supply chain resilience in Networks and higher initial deployment costs for the cloud native 5G Core portfolio. Gross margin in Managed Services and in Emerging Business and Other increased YoY.

Sequentially, reported gross margin decreased to 42.3% from 43.2% mainly due to investments in supply chain resilience and increased costs in Networks. Gross margin was negatively impacted by sequentially lower IPR licensing revenues.

Research and development (R&D) expenses

R&D expenses amounted to SEK -10.7 (-9.6) b. including a negative currency impact of SEK -0.5 b. R&D expenses increased primarily in Networks due to further investments in ASICs and Cloud RAN.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -6.6 (-6.2) b. including a negative currency impact of SEK -0.5 b.

Other operating income and expenses

Other operating income and expenses was SEK -1.1 (0.0) b. The quarter was negatively impacted by the provision of SEK -0.9 b. for impairment of assets and other extraordinary costs due to the suspension of affected business in Russia, as well as by a negative revaluation of SEK -0.3 b. related to Ericsson Ventures investments.

Restructuring charges

Restructuring charges amounted to SEK 0.0 (-0.1) b.

EBIT

Reported EBIT decreased to SEK 4.7 (5.3) b. impacted by the provision related to Russia and increased R&D investments. EBIT improved in Networks, when excluding the provision, as well as in Managed Services and Digital Services. EBIT was also impacted by revaluation of SEK -0.3 b. related to Ericsson Ventures investments in Emerging Business and Other. EBIT margin was 8.6% (10.6%).

Sequentially, reported EBIT decreased to SEK 4.7 b. from SEK 11.9 b. as a result of seasonally lower sales, the provision related to Russia and the revaluation of Ericsson Ventures investments.

Net sales rolling four quarters were SEK 237.6 b. and reported EBIT margin rolling four quarters was 13.2%.

EBITA

Reported EBITA declined to SEK 4.9 (5.5) b. corresponding to an EBITA margin of 9.0% (11.1%).

Reported EBITA margin rolling four quarters was 13.7%.

Financial income and expenses, net

Reported financial net was SEK -0.6 (-0.5) b. The strengthened USD to SEK resulted in a negative currency hedge effect of SEK -0.2 (-0.4) b.

Sequentially, financial net increased by SEK 0.3 b. to SEK -0.6 b. The currency hedge effect was SEK -0.2 b. in the quarter, versus SEK -0.3 b. in the fourth quarter 2021. The USD strengthened against the SEK between December 31, 2021 (SEK/USD rate 9.05) and March 31, 2022 (SEK/USD rate 9.32).

Income tax

Taxes were SEK -1.2 (-1.6) b. The effective tax rate in Q1 was 29% compared with 33% in Q1 2021, mainly due to market mix.

Net income

Net income declined to SEK 2.9 (3.2) b. and EPS diluted declined to SEK 0.88 (0.96) YoY, impacted by the provision related to Russia.

Employees

The number of employees on March 31, 2022, was 101,067 compared with 101,322 on December 31, 2021.

4	Ericsson | First quarter report 2022	Financial highlights

Market area sales

SEK b.	Q1 2022	Q1 2021	YoY change	YoY adj.¹	Q4 2021	QoQ change
South East Asia, Oceania and India	5.8	6.7	-13%	-17%	8.6	-32%
North East Asia	5.4	6.5	-16%	-20%	9.8	-45%
North America	20.7	17.1	21%	9%	22.3	-7%
Europe and Latin America	15.3	12.6	21%	15%	19.2	-21%
Middle East and Africa	4.3	4.4	-2%	-9%	6.9	-38%
Other ²	3.5	2.5	40%	—	4.5	-22%

Total	55.1	49.8	11%	3%	71.3	-23%

[1]	Sales growth adjusted for comparable units and currency.
[2]

Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other. Sales breakdown by market area by segment is available at the end of this report.

•	Continued momentum in North America.

•	Networks sales in Europe continued to grow as a result of market share gains.

•	Sales increase in Mainland China due to timing of project milestones.

South East Asia, Oceania and India

Currency adjusted sales decreased by -17% YoY. Networks and Digital Services sales declined due to timing of orders and project milestones. Managed Services sales remained stable. Reported sales decreased by -13%.

North East Asia

Currency adjusted sales declined by -20% YoY. Sales declined in Networks and Digital Services as a result of project timing in Japan. The decline was partly offset by increased sales in Mainland China based on project milestones. Reported sales declined by -16%.

North America

Currency adjusted sales increased by 9% YoY driven by strong demand for 5G solutions across all segments. Reported sales increased by 21%.

Europe and Latin America

Currency adjusted growth was 15% YoY with 18% growth in Europe and 2% in Latin America. Sales in Networks continued to grow as a result of market share gains. Digital Services sales were stable while sales decreased in Managed Services due to rescoping and renegotiations of contracts. Reported sales increased by 21%. As a consequence of the Russian invasion of Ukraine and related sanctions, affected business in Russia has been indefinitely suspended. In 2021, Russia accounted for SEK 4.1 b. in sales.

Middle East and Africa

Currency adjusted sales decreased by -9% YoY. Sales declined in Networks due to timing of 5G investments in the Middle East, partly compensated by growth in African markets. Sales in Digital Services were stable with a drop in the Middle East compensated by strong Core upgrade sales in Africa. Managed Services sales declined, mainly due to contract rescoping. Reported sales decreased by -2%.

Other

IPR licensing revenues increased to SEK 1.4 (0.8) b. driven by renewal of patent license agreements expired in 2021 partly offset by agreements expired in 2022.

Sequentially, IPR licensing revenues decreased to SEK 1.4 b. from SEK 2.4 b.

5	Ericsson | First quarter report 2022	Market area sales

Segment results

Segment Networks

SEK b.	Q1 2022	Q1 2021	YoY change	Q4 2021
Net sales	40.7	36.3	12%	51.1
Of which IPR licensing revenues	1.1	0.7	70%	1.9
Sales growth adj. for comparable units and FX	—		4%	—
Gross income	18.2	16.7	9%	23.6
Gross margin	44.7%	46.1%	—	46.3%
EBIT	6.7	7.2	-7%	11.8
EBIT margin	16.6%	20.0%	—	23.0%
Restructuring charges	0.0	0.0	—	-0.3
Measures excl. restructuring charges
Gross margin excl. restructuring charges	44.8%	46.0%	—	46.4%
EBIT excl. restructuring charges	6.8	7.2	-6%	12.0
EBIT margin excl. restructuring charges	16.6%	19.9%	—	23.6%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Gross margin was negatively impacted by timing of software sales in a large contract.

•	Operational leverage, impacted by proactive measures across the supply chain, negatively affected gross margin.

•	Provision related to Russia impacted EBIT margin by -2.1 percentage points.

Net sales

Sales adjusted for comparable units and currency increased by 4% YoY, driven by sales growth in North America and in Europe and Latin America, while sales in the other markets were negatively affected by timing of orders and project milestones. Reported sales increased by 12% YoY.

Sequentially, reported sales decreased by -20%, due to seasonally lower sales as well as lower IPR licensing revenues.

Gross margin

Reported gross margin decreased to 44.7% (46.1%). Operational leverage was negatively impacted by proactive investments in supply chain resilience. Gross margin was also negatively impacted by a lower share of software in the sales mix, while higher IPR licensing revenues had a positive impact on gross margin.

Reported gross margin declined QoQ as a consequence of the investments in supply chain resilience as well as increased costs. In addition, gross margin was negatively impacted by lower IPR licensing revenues as well as a lower share of software in the sales mix.

EBIT

Reported EBIT decreased to SEK 6.7 (7.2) b. with an EBIT margin of 16.6% (20.0%). The provision related to Russia of SEK -0.9 b. impacted EBIT by -2.1 percentage points. In addition, EBIT was impacted by increased investments in R&D primarily for ASICs and Cloud RAN.

Sequentially, reported EBIT decreased to SEK 6.7 b. from SEK 11.8 b. due to seasonally lower sales.

Net sales rolling four quarters were SEK 172.3 b. and reported EBIT margin rolling four quarters was 21.3%.

Segment Digital Services

SEK b.	Q1 2022	Q1 2021	YoY change	Q4 2021
Net sales	7.2	6.9	5%	12.7
Of which IPR licensing revenues	0.3	0.1	70%	0.4
Sales growth adj. for comparable units and FX	—	—	-2%	—
Gross income	3.1	3.0	3%	5.5
Gross margin	42.9%	43.5%	—	42.8%
EBIT (loss)	-1.4	-1.5	—	0.3
EBIT margin	-19.7%	-22.0%	—	2.4%
Restructuring charges	0.0	0.0	—	-0.1
Measures excl. restructuring charges
Gross margin excl. restructuring charges	42.9%	43.6%	—	43.4%
EBIT (loss) excl. restructuring charges	-1.4	-1.5	—	0.4
EBIT margin excl. restructuring charges	-19.2%	-21.9%	—	3.3%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Double-digit sales growth in BSS and cloud native 5G Core products.

•	Continuous investment in cloud native 5G portfolio and service orchestration.

Net sales

Sales adjusted for comparable units and currency decreased by -2% YoY. Sales grew in constant currency in North America while sales declined in the other market areas due to timing of orders and project milestones. BSS and 5G Core sales showed double-digit growth. Reported sales increased by 5% YoY.

Sequentially, reported sales decreased by -43%, due to seasonally lower sales and lower IPR licensing revenues.

Gross margin

Reported gross margin decreased to 42.9% (43.5%) primarily due to initial deployment costs for the cloud native 5G Core portfolio. The impact was partly offset by higher IPR licensing revenues.

Reported gross margin was stable at 42.9% QoQ.

EBIT (loss)

Reported EBIT (loss) was SEK -1.4 (-1.5) b. with an EBIT margin of -19.7% (-22.0%). EBIT improved by SEK 0.1 b. driven by increased sales while operating expenses remained stable.

Sequentially, reported EBIT decreased to SEK -1.4 b. from SEK 0.3 b. due to seasonally lower sales.

Net sales rolling four quarters were SEK 36.5 b. and reported EBIT margin rolling four quarters was -9.6%.

6	Ericsson | First quarter report 2022	Segment results

Segment Managed Services

SEK b.	Q1 2022	Q1 2021	YoY change	Q4 2021
Net sales	4.9	4.9	2%	5.4
Sales growth adj. for comparable units and FX	—	—	-5%	—
Gross income	1.1	0.9	22%	1.0
Gross margin	23.2%	19.4%	—	18.2%
EBIT	0.6	0.3	89%	0.4
EBIT margin	12.0%	6.4%	—	6.6%
Restructuring charges	0.0	-0.1	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	23.0%	21.0%	—	18.9%
EBIT excl. restructuring charges	0.6	0.4	49%	0.4
EBIT margin excl. restructuring charges	11.8%	8.1%	—	7.4%

•	Network Optimization grew following 5G buildout.

•	EBIT margin increased to 12%.

•	Continued investments in automation, analytics and AI offerings – supporting 5G and efficiency in service delivery.

Net sales

Sales adjusted for comparable units and currency decreased by -5% YoY, due to reduced variable sales and contract rescoping. Sales in Network Optimization showed growth in 4 out of 5 market areas, with an increasing share of software in the sales mix. Reported sales increased by 2% YoY.

Gross margin

Reported gross margin increased to 23.2% (19.4%) due to reduced restructuring charges, higher Network Optimization sales and timing of costs.

Reported gross margin increased to 23.2% from 18.2% QoQ due to seasonally lower costs and lower restructuring charges.

EBIT

Reported EBIT increased to SEK 0.6 (0.3) b. with an EBIT margin of 12.0% (6.4%). The increase was driven by increased gross margin.

Q1 2021 was negatively impacted by costs related to an exit from a non-core field services business in Italy.

Reported EBIT increased to SEK 0.6 b. from SEK 0.4 b. QoQ mainly due to higher gross margin.

Net sales rolling four quarters were SEK 20.5 b. and reported EBIT margin rolling four quarters was 8.5%.

Segment Emerging Business and Other

SEK b.	Q1 2022	Q1 2021	YoY change	Q4 2021
Net sales	2.2	1.7	26%	2.1
Sales growth adj. for comparable units and FX	—	—	15%	—
Gross income	0.8	0.6	31%	0.7
Gross margin	38.1%	36.6%	—	34.9%
EBIT (loss)	-1.2	-0.8	—	-0.6
EBIT margin	-53.8%	-44.4%	—	-25.8%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	38.1%	36.8%	—	35.2%
EBIT (loss) excl. restructuring charges	-1.2	-0.8	—	-0.5
EBIT margin excl. restructuring charges	-53.5%	-43.7%	—	-24.5%

•	Continued growth in sales and gross margin, driven mainly by Cradlepoint.

•	Negative EBIT impact of SEK -0.3 b. related to revaluation of Ericsson Ventures investments.

Net sales

Sales adjusted for comparable units and currency increased by 15% YoY. Reported sales increased by 26% YoY, driven mainly by Cradlepoint.

Gross margin

Reported gross margin increased to 38.1% (36.6%). The increase was driven primarily by Cradlepoint.

Reported gross margin increased to 38.1% from 34.9% QoQ, as a result of broad-based improvements across most units.

EBIT (loss)

Reported EBIT (loss) was SEK -1.2 (-0.8) b.

Reported EBIT was negatively impacted by SEK -0.3 b. from revaluation of Ericsson Ventures investments.

Reported EBIT (loss) decreased to SEK -1.2 b. from SEK -0.6 b. QoQ.

In Q4 2021, reported EBIT was positively impacted by SEK 0.4 b. related to a gain from divestment of a data center in the Netherlands and revaluation of Ericsson Ventures investments.

Net sales rolling four quarters were SEK 8.4 b. and reported EBIT margin rolling four quarters was -44.7%.

7	Ericsson | First quarter report 2022	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q1 2022	Q1 2021	Q4 2021
EBIT excl. restructuring charges	4.8	5.3	12.3
Depreciation, amortization and impairment losses	2.1	1.9	2.6
Restructuring charges	0.0	-0.1	-0.5
Changes in working capital ¹)	-5.5	-3.9	2.7
Interest paid/received, taxes paid, and other	-1.4	-0.1	-1.9

Cash flow from operating activities	0.0	3.2	15.2
Capex net and other investing activities	-1.1	-1.1	-1.1
Repayment of lease liabilities	-0.6	-0.5	-0.6

Free cash flow before M&A	-1.7	1.6	13.5
M&A	0.0	0.0	0.2

Free cash flow after M&A	-1.6	1.6	13.7

Cash flow from operating activities	0.0	3.2	15.2
Cash flow from investing activities	14.4	-0.9	-2.7
Cash flow from financing activities	7.8	-6.2	-4.9

SEK b.	Mar 31 2022	Mar 31 2021	Dec 31 2021
Gross cash	104.2	68.6	97.6
-Borrowings, current	10.4	2.4	9.6
-Borrowings, non-current	28.6	23.3	22.2

Net cash	65.2	43.0	65.8
Equity	109.9	88.1	107.1
Total assets	323.9	270.3	305.6
Capital turnover (times)	1.2	1.3	1.3
Return on capital employed (% )	10.2%	13.3%	18.4%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets

•	Free cash flow before M&A was SEK -1.7 (1.6) b. affected by investments in supply chain resilience.

•	Net cash position increased to SEK 65.2 (43.0) b.

•	The average maturity of long-term borrowings was 3.6 years.

Cash flow from operating activities

Reported cash flow from operating activities was SEK 0.0 (3.2) b. The strategy to improve supply chain resilience, and secure the ability to capture market demand, affected cash flow negatively. The decrease in cash flow was partly offset by continued high cash collection. Operating net assets increased in the quarter with a negative impact on cash flow of SEK -5.5 b. Key movements include a negative impact of SEK -5.3 b. related to an increase in inventory, to support the supply chain resilience within Networks. Cash flow was also negatively impacted by SEK -6.8 b. from a change in other operating assets and liabilities, net, which includes pay-outs of accrued employee-related expenses. These negative impacts were partly offset by a positive impact of SEK 6.3 b. as a result of an increase in contract liabilities related to customer contracts and IPR payments. Taxes paid were SEK -1.3 b.

Free cash flow

Free cash flow before M&A was SEK -1.7 (1.6) b. in the quarter. The decrease in the quarter was mainly driven by lower cash flow from operating activities, with build-up of operating net assets. Capex net and other investing activities were SEK -1.1 (-1.1) b. and include investments in 5G production capacity. Repayment of lease liabilities in the quarter was stable at SEK -0.6 b. and was mainly related to property leases.

Free cash flow before M&A rolling four quarters was SEK 28.8 b., or 12.1% in relation to sales.

There were limited M&A activities in the quarter and free cash flow after M&A was SEK -1.6 (1.6) b.

Cash flow from investing and financing activities

Reported cash flow from investing activities was SEK 14.4 (-0.9) b. due to disposal of non-current interest-bearing securities to cash and cash equivalents. Reported cash flow from financing activities including repayment of lease liabilities was SEK 7.8 (-6.2) b., mainly as a result of issuance of a EUR 750 m. (SEK 7.8 b.) bond. In Q1 2021, Ericsson repaid a EUR -500 m. (SEK -5.1 b.) bond.

Financial position

Gross cash increased by SEK 6.6 b. QoQ to SEK 104.2 b. as a result of the issuance of a EUR 750 m. (SEK 7.8 b.) bond. Net cash was stable at SEK 65.2 b. with a slight decrease of SEK -0.6 b. QoQ.

The funding strategy relies on diverse funding sources with bilateral loans and bonds. In the quarter, Ericsson issued a EUR 750 m. (SEK 7.8 b.) bond maturing in February 2027. The bond has a coupon of 1.125% and proceeds will be used for general corporate purposes. The average maturity of long-term borrowings was 3.6 years as of March 31, 2022, an increase from 3.0 years 12 months earlier.

Liabilities for post-employment benefits decreased to SEK 30.6 b. from SEK 36.1 b. in the quarter, due to higher discount rates partly offset by higher inflation rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 15.3 b. (SEK 15.3 b. lower than current DBO).

Return on capital employed (ROCE) was 10.2% (13.3%).

8	Ericsson | First quarter report 2022	Cash flow and financial position

Key data points

Market related

•	The global RAN equipment market is estimated to grow by 5% (3%) in 2022. North America is expected to grow by 8% (3%), Europe by 5% (4%) and Mainland China by 4% (0%).

Source: Dell’Oro Mobile RAN outlook report February 2022. Numbers in brackets from the Dell’Oro Mobile RAN outlook report January 2022.

Ericsson related

Group long-term financial targets

•	EBITA margin, excluding restructuring: 15–18%.

•	Free Cash flow (before M&A): 9–12% of sales.

Net sales

Reported average seasonality last 3 years (2019-2021), %

	Q4→Q1	Q1→Q2	Q2→Q3	Q3→Q4
Ericsson Group	-26%	+11%	+3%	+21%
Networks	-22%	+12%	+3%	+19%
Digital Services	-43%	+15%	+7%	+42%

Net sales may show large variations between quarters.

Sales to Russia amounted to SEK 4.1 b. in 2021.

Operating expenses excluding restructuring

Reported average seasonality last 3 years (2019-2021), SEK b.

	Q4→Q1	Q1→Q2	Q2→Q3	Q3→Q4
Ericsson Group	+3.2	-1.4	+1.3	-3.1

Operating expenses may show large variations between quarters.

M&A

Work continues towards closing the Vonage acquisition during H1 2022.

Currency exposure

•	Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on EBIT margin.

9	Ericsson | First quarter report 2022	Key data points

Parent Company

Income after financial items January–March 2022 was SEK 0.1 (0.8) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 89.0 (53.1) b.

There was a decrease in intercompany lending of SEK 1.6 b. and in intercompany borrowing of SEK 0.7 b. in the quarter.

In the quarter, a dividend of SEK 8.3 b. was recognized, after decision by the Annual General Meeting on March 29. The first of two equal dividend payouts was made in the first week of April. The second payout will be in October.

The holding of treasury stock on March 31, 2022, was 4,009,306 Class B shares.

10	Ericsson | First quarter report 2022	Parent Company

Other information

Legal proceedings

On October 4, 2021, Ericsson asked the U.S. District Court for the Eastern District of Texas for a declaration that Ericsson has, in its negotiations with Apple, complied with its FRAND commitment and all other applicable laws and policies that would affect the terms of Ericsson’s and Apple’s prospective license. On December 17, 2021, Apple filed a responsive case against Ericsson in the U.S. District Court for the Eastern District of Texas alleging, among other things, that Ericsson breached obligations associated with the licensing of its standard essential patents under FRAND terms. Ericsson and Apple were not able to renew the now expired patent license agreement between the parties in a timely manner. On January 18, 2022, Ericsson filed three complaints with the U.S. International Trade Commission (ITC) alleging infringement of 12 patents by certain Apple products. In addition, Ericsson filed companion lawsuits in the Western District of Texas alleging infringement of the same 12 patents. Also, in January 2022 Ericsson filed complaints in several jurisdictions in Europe (Germany, Netherlands, Belgium) and South America (Brazil, Colombia) alleging that certain Apple products infringe Ericsson patents. On January 19, 2022, Apple filed a complaint against Ericsson in the ITC alleging infringement of three Apple patents by certain Ericsson products. Apple also filed a complaint in Germany at the District Court of Düsseldorf alleging infringement of a German utility model and another complaint at the District court of Mannheim alleging infringement of an Apple patent by certain Ericsson products. In addition, Apple filed complaints in China at the Beijing Patent Court alleging infringement by Ericsson of one patent and one utility model.

On March 3, 2022, Ericsson learned that Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq.

PRESS RELEASES

March 02, 2022 | Update on Deferred Prosecution Agreement

On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA. The company is in communication with the DOJ regarding the facts and circumstances of the breach determination and is committed to co-operating with the DOJ to resolve the matter.

At this stage it is premature to predict the outcome of this matter.

Comments about the Iraq investigation Based on our current review, we believe the situation described in the media reports on the conduct of Ericsson employees, vendors and suppliers in Iraq, going back to 2011 is covered by Ericsson’s 2019 internal investigation.

As previously disclosed in our press release on February 15, 2022, Ericsson invested significant time and resources to understand these matters. The investments we have made in our Ethics & Compliance program enabled us to identify and investigate the misconduct in Iraq. The 2019 investigation, which was supported by external legal counsel, conducted over the course of a year, and involved the collection and review of a large amount of information, found serious breaches of compliance rules and the Code of Business Ethics.

The investigation could not identify that any Ericsson employee was directly involved in financing terrorist organizations. Based on our current assessment of the media reports, we do not believe they change this conclusion. We reiterate our commitment to investigate and take action to address any new information, including further investigation as appropriate.

As a result of the investigation, several employees were exited from the company and multiple other disciplinary and other remedial actions were taken. This included closing gaps in our internal processes in the region and incorporating lessons from the investigation into our ethics and compliance program. Furthermore, Ericsson terminated a number of third-party relationships and prioritized the Iraq country business for enhanced training and awareness activities, policies and procedures, and third-party management processes.

The Company has previously acknowledged publicly that it had failed to implement sufficient internal controls, including internal controls designed to deter and detect corruption. Over the last years, Ericsson has made significant investments in compliance which has enabled the company to uncover and address past misconduct. Since the beginning of 2017 when we started the turnaround of our company, we have invested extensively in enhanced compliance systems and processes. We work hard to build a better Ericsson focused on safeguarding a strong ethical and compliant culture throughout the entire company. We continue to invest significant resources to improve our ethics and compliance program and our speak-up culture to help prevent future misconduct.

Ericsson is under a compliance monitorship and the deferred prosecution agreement with the US Department of Justice remains in effect.

https://www.ericsson.com/en/press-releases/2022/3/update-on-

deferred-prosecution-agreement

March 16, 2022 | Ericsson appoints Scott Dresser as Chief Legal Officer

Ericsson (NASDAQ: ERIC) today announced the appointment of Scott Dresser to the company’s Executive Team as Senior Vice President, Chief Legal Officer and Head of Group Function Legal Affairs & Compliance. Scott will join Ericsson on 21 March 2022 and be based in the US. Scott replaces Xavier Dedullen.

Ericsson President and CEO, Börje Ekholm said: “I warmly welcome Scott to Ericsson. He brings a wealth of global experience spanning our sector and beyond. Scott joins us at a critical time and will play a key role working with me, our Board and the rest of our team as we continue to grow and strengthen the company. We demand that our business be conducted responsibly and with integrity across its value chain. Scott’s experience driving positive change will be invaluable as Ericsson expands its business and continues its cultural transformation, enhancing its governance, compliance, and controls.”

Commenting on his appointment, Scott Dresser said: “Ericsson is a global leader that plays an essential role in advancing the future of communications. I am excited to be joining and look forward to working with Börje and the entire organization to execute the strategy

11	Ericsson | First quarter report 2022	Other information

while focusing on operating with the highest standards of corporate governance and compliance.”

With a legal career spanning more than three decades, Dresser joins Ericsson from Veon, where he has served for eight years as the company’s General Counsel. Prior to Veon, Scott held senior leadership positions with Virgin Media, White Mountains Capital and Conservation International. He began his career in New York in private practice with law firms Lord Day & Lord and Morgan Lewis where he specialized in corporate law, governance, and mergers and acquisitions. Scott is a US citizen.

Appointed Chief Legal Officer and Secretary to the Board of Directors in April 2018, Xavier Dedullen has played an important role during the turn-around of the company’s business and helped to establish firmer foundations for the legal, compliance, and corporate investigation functions. He will leave the role effective 20 March, 2022 but remain with Ericsson for a transition period.

Börje Ekholm continued: “I want to thank Xavier sincerely for his commitment and support over the past four years. During his tenure, we have taken important strides in several strategic areas including our compliance program. Xavier leaves with our gratitude and I wish him well in all future endeavors.”

https://www.ericsson.com/en/press-releases/2022/3/ericsson-

appoints-scott-dresser-as-chief-legal-officer

March 29, 2022 | Ericsson’s Annual General Meeting 2022

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held on March 29, 2022. Due to COVID-19, the AGM 2022 was conducted without the physical presence of shareholders, representatives and third parties and the meeting was conducted as a digital meeting with online participation. Shareholders were also able to exercise their voting rights by post before the meeting.

Adoption of the Profit and Loss Statements and the Balance Sheets The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2021.

Dividend

The proposed dividend of SEK 2.50 per share was approved by the AGM. The dividend will be paid in two equal installments; SEK 1.25 per share with the record date Thursday, March 31, 2022, and SEK 1.25 per share with the record date Friday, September 30, 2022. Euroclear Sweden AB is expected to disburse SEK 1.25 per share on Tuesday, April 5, 2022, and SEK 1.25 per share on Wednesday, October 5, 2022.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2021.

Discharge from liability

It was recorded that shareholders representing at least one tenth of all of the shares in the Company voted against discharge from liability of the Board of Directors and the President for the financial year 2021.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Ronnie Leten was re-elected as Chair of the Board and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Ronnie Leten, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members. Carolina Dybeck Happe was elected new Board member. It was also noted that the unions have appointed Torbjörn Nyman, Anders Ripa and Kjell-Åke Soting employee representatives in the Board with Ulf Rosberg, Loredana Roslund and Annika Salomonsson as deputies.

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. Yearly fee to the Chair of the Board of SEK 4,375,000, and fees to other non-employee members of the Board, elected by the AGM, of SEK 1,100,000 each. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 475,000 to the Chair of the Audit and Compliance Committee and SEK 275,000 to each of the other members of the Audit and Compliance Committee, SEK 205,000 to each of the Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee, and SEK 180,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

Auditor

The AGM elected Deloitte AB as auditor for the period up until the end of the AGM 2023.

Long-Term Variable Compensation Program (LTV)

Long-Term Variable compensation program 2022 (LTV 2022)

In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of LTV 2022 for the members of the Executive Team (currently 15 individuals), comprising a maximum of 2 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The performance conditions are based on TSR (total shareholder return) development during a three-year period (absolute TSR-development and relative TSR-development), fulfilment of a Group Environmental Social and Governance (ESG) performance criterion comprised of two equally weighted subcomponents covering environmental and social aspects of ESG measured during a three-year period and the 2022 Group EBIT (operating income) performance criterion. All targets have a three-year vesting period. The Company has approximately 3.3 billion shares in issue. The 2 million B-shares covered by LTV 2022 correspond to approximately 0.06 percent of the total number of outstanding shares.

Furthermore, the AGM resolved to approve the Board of Directors’ proposal to hedge the company’s undertakings under LTV 2022 through an equity swap agreement with a third party.

The Board of Directors’ proposals on transfer of treasury stock, directed share issue and acquisition offer under agenda item 16.2 and item 17 were withdrawn.

Transfer of treasury stock for previously resolved LTV programs

The AGM resolved to approve the Board of Directors’ proposal on transfer of not more than 1.4 million B-shares on Nasdaq Stockholm prior to the AGM 2023 to cover certain expenses, mainly social security charges, which may occur in relation to previously resolved and ongoing LTV programs; LTV 2019 and LTV 2020.

The AGM further resolved that the Company shall have the right to, in conjunction with the delivery of vested shares under LTV 2019 and LTV 2020, prior to the AGM in 2023, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm in order to cover for the costs for withholding and paying tax and social security liabilities on

12	Ericsson | First quarter report 2022	Other information

behalf of the participants in relation to the Performance Share Awards. Transfer of these shares shall be made at a price within the, at each time, prevailing price interval for the share.

Shares and votes

There are in total 3,334,151,735 shares in the Company; 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock as of March 29, 2022, amounts to 4,009,306 shares of series B, corresponding to 400,930.6 votes.

https://www.ericsson.com/en/press-releases/2022/3/ericssons-

annual-general-meeting-2022

POST-CLOSING EVENTS

April 07, 2022 | Ericsson announces change to the Executive Team

Ericsson (NASDAQ: ERIC) today announces that Peter Laurin has decided to leave Ericsson to pursue opportunities outside the company. Peter Laurin has been with the company since 2001 and will leave his position as Senior Vice President and Head of Business Area Managed Services on August 15, 2022. He has served on Ericsson’s Executive Team since 2017.

Börje Ekholm, President and CEO, says: “Peter has been instrumental in turning around and transforming our Managed Services business and successfully led Ericsson’s digitalization and IT journey. He is a valued member of the Ericsson leadership team and I wish Peter all the very best in this new role as CEO of Piab.”

Peter’s successor as Head of Business Area Managed Services will be announced later.

Piab (www.piab.com) is a leading company in automation of production processes around the globe.

https://www.ericsson.com/en/press-releases/2022/4/ericsson-

announces-change-to-the-executive-team

April 11, 2022 | Ericsson suspends business in Russia indefinitely and records provision in Q1 2022

In late February, Ericsson (NASDAQ: ERIC) suspended all deliveries to customers in Russia. In the light of recent events and of European Union sanctions, the company will now suspend its affected business with customers in Russia indefinitely. Ericsson is engaging with customers and partners regarding the indefinite suspension of the affected business. The priority is to focus on the safety and well-being of Ericsson employees in Russia and they will be placed on paid leave.

As a consequence, Ericsson records a SEK 0.9 b. provision in first quarter 2022 for impairment of assets and other exceptional costs. No staff redundancy cost is included. The provision will be recorded in Other Operating Expenses in Segment Networks. Around one third of this amount will impact cashflow.

https://www.ericsson.com/en/press-releases/2022/4/ericsson-

suspends-business-in-russia-indefinitely-and-records-provision-in-q1-2022

13	Ericsson | First quarter report 2022	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2021 and in the Annual Report on Form 20-F 2021 (in the following the “Annual Report 2021”). Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below:

Deferred Prosecution Agreement with the United States Department of Justice

On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). In October 2021, Ericsson received correspondence from the DOJ stating its determination that the Company had breached its obligations under its DPA by failing to provide certain documents and factual information. On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the Company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the Company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA. As mentioned in the Annual Report 2021, the Company is in communication with the DOJ regarding the facts and circumstances of the breach determinations and is committed to co-operating with the DOJ to resolve the matters. While the length of the process cannot be determined, the resolution of these matters could result in a range of actions by DOJ, and may likely include additional monetary payments, the magnitude of which cannot at this time be reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

Business in Russia

As mentioned in the Annual Report 2021, including in the risk factor 1.1 and 3.2, conducting business throughout the world makes Ericsson subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. In addition to the risk factors described in the Annual Report 2021 and the provision recorded by the Company in Q1 2022, the large uncertainties relating to the Russian market, including the applicable and changed sanctions landscape, lead to large uncertainties relating to other potential costs and consequences that may follow. All of the above could have a material adverse effect on the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.

Stockholm, April 14, 2022

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors

Date for next report: July 14, 2022

14	Ericsson | First quarter report 2022	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on April 14, 2022.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Kristoffer Edshage, Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

15	Ericsson | First quarter report 2022	Editor’s note

Forward-looking statements

This This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2021.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

16	Ericsson | First quarter report 2022	Forward-looking statements

Financial statements and other information

17	Ericsson | First quarter report 2022	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q1
SEK million	Note	2022	2021	Change
Net sales	3	55,061	49,778	11%
Cost of sales		-31,772	-28,483	12%

Gross income	3	23,289	21,295	9%
Research and development expenses		-10,705	-9,576	12%
Selling and administrative expenses		-6,588	-6,188	6%
Impairment losses on trade receivables		-180	-212	-15%

Operating expenses		-17,473	-15,976	9%
Other operating income and expenses¹)		-1,065	13	—
Share in earnings of JV and associated companies		-7	-71	-90%

Earnings before financial item sand income tax (EBIT)	3	4,744	5,261	-10%
Financial income and expenses, net		-643	-533	21%

Income after financial items		4,101	4,728	-13%
Income tax		-1,189	-1,560	-24%

Net income		2,912	3,168	-8%
Net income (loss) attributable to:
Owners of the Parent Company		2,940	3,187
Non-controlling interests		-28	-19
Other information
Average number of shares, basic (million)	8	3,330	3,328
Earnings per share, basic (SEK) ²)		0.88	0.96
Earnings per share, diluted (SEK) ³)		0.88	0.96

1)

Q1 2022 includes a provision of SEK -0.9 b. for impairment of assets and other extraordinary costs due to the suspension of affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q1
SEK million	2022	2021
Net income	2,912	3,168
Other comprehensive income
Items that will not be reclassified to profit or loss
Re measurements of defined benefits pension plans in class etceiling	6,926	6,046
Revaluation of borrowings due to change in credit risk	916	-55
Cash flow hedge reserve - gains/losses arising during the year	458	—
Tax on items that will not be reclassified to profit or loss	-1,761	-1,233
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	121	-31
Reclassification adjustments on gains/ losses included in profit or loss	42	-24
Translation reserves
Changes in translation reserves	1,585	1,721
Reclassification to profit and loss	-8	—
Share of other comprehensive income (loss) of JV and associated companies	-1	35
Tax on items that have been or may be reclassified to profit or loss	-34	11

Total other com prehensive income, net of tax	8,244	6,470

Total comprehensive income	11,156	9,638
Total comprehensive income attributable to:
Owners of the Parent Company	11,237	9,755
Non-controlling interests	-81	-117

18	Ericsson | First quarter report 2022	Financial statements

Condensed consolidated balance sheet

		Mar 31	Dec 31
SEK million	Note	2022	2021
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,428	3,528
Goodwill		39,162	38,204
Intellectual property rights, brands and other intangible assets		3,729	3,830
Property, plant and equipment		13,603	13,580
Right-of-use assets		7,937	7,948
Financial assets
Equity in JV and associated companies		906	941
Other investments in shares and participations	5	1,939	2,258
Customer finance, non-current	5	628	568
Interest-bearing securities, non-current	5	15,022	30,626
Other financial assets, non-current	5	6,810	6,217
Deferred tax assets		23,641	23,109

		116,805	130,809
Current assets
Inventories		41,279	35,164
Contract assets		9,937	10,506
Trade receivables	5	46,845	45,399
Customer finance, current	5	2,857	2,719
Current tax assets		7,673	6,379
Other current receivables		9,391	7,656
Interest-bearing securities, current	5	12,292	12,932
Cash and cash equivalents	5	76,856	54,050

		207,130	174,805

Total assets		323,935	305,614
Equity and liabilities
Equity
Stockholders’ equity		111,701	108,775
Non-controlling interest in equity of subsidiaries		-1,822	-1,676

		109,879	107,099
Non-current liabilities
Post-employment benefits		30,643	36,050
Provisions, non-current	4	4,498	3,722
Deferred tax liabilities		1,012	884
Borrowings, non-current	5	28,599	22,241
Lease liabilities, non-current		7,037	7,079
Other non-current liabilities		1,070	1,587

		72,859	71,563
Current liabilities
Provisions, current	4	5,699	5,782
Borrowings, current	5	10,403	9,590
Lease liabilities, current		2,284	2,224
Contract liabilities		39,875	32,834
Trade payables	5	35,316	35,684
Current tax liabilities		5,701	2,917
Other current liabilities		41,919	37,921

		141,197	126,952

Total equity and liabilities		323,935	305,614

19	Ericsson | First quarter report 2022	Financial statements

Condensed consolidated statement of cash flows

		Q1		Jan-Dec
SEK million	Note	2022	2021	2021
Operating activities
Net income		2,912	3,168	22,980
Adjustments for
Taxes		1,021	1,584	6,576
Earnings/dividends in JV and associated companies		8	76	360
Depreciation, amortization and impairment losses	6	2,146	1,935	8,969
Other		899	185	1,238

		6,986	6,948	40,123
Changes in operating net assets
Inventories		-5,346	-1,235	-5,565
Customer finance, current and non-current		-123	219	34
Trade receivables and contract assets		901	1,979	1,551
Trade payables		-1,371	-4,112	1,385
Provisions and post-employment benefits		969	523	-118
Contract liabilities		6,260	4,454	4,014
Other operating assets and liabilities, net		-6,767	-5,681	2,701

		-5,477	-3,853	4,002
Interest received		78	68	8
Interest paid		-211	-160	-974
Taxes paid		-1,346	202	-4,094

Cash flow from operating activities		30	3,205	39,065
Investing activities
Investments in property, plant and equipment	6	-818	-915	-3,663
Sales of property, plant and equipment		38	24	115
Acquisitions/divestments of subsidiaries and other operations, net		46	5	59
Product development	6	-288	-204	-962
Purchase of interest-bearing securities		—	-3,680	-35,415
Sale of interest-bearing securities		16,027	3,841	20,114
Other investing activities		-579	-5	-131

Cash flow from investing activities		14,426	-934	-19,883
Financing activities
Proceeds from issuance of long-term debt		7,788	77	7,882
Repayment of long-term debt		—	-5,242	-5,791
Dividends paid		—	-5	-6,889
Repayment of lease liabilities		-593	-548	-2,368
Other financing activities		569	-449	-2,141

Cash flow from financing activities		7,764	-6,167	-9,307

Effect of exchange rate changes on cash		586	827	563

Net change in cash and cash equivalents		22,806	-3,069	10,438

Cash and cash equivalents, beginning of period		54,050	43,612	43,612

Cash and cash equivalents, end of period		76,856	40,543	54,050

20	Ericsson | First quarter report 2022	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Mar		Jan-Dec
SEK million	2022	2021	2021
Opening balance	107,099	85,177	85,177
Total comprehensive income	11,156	9,638	28,770
Sale/repurchase of own shares	—	—	42
Long-term variable compensation plans	24	21	93
Dividends to shareholders 1)	-8,400	-6,712	-6,889
Transactions with non-controlling interests	—	—	-94

Closing balance	109,879	88,124	107,099

1)	Includes accrual of SEK 8,335 (6,668) million in Jan-Mar for the dividend approved by the Annual General Meeting on March 29, 2022 (March 30, 2021).

Condensed consolidated income statement – isolated quarters

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	55,061	71,332	56,263	54,941	49,778
Cost of sales	-31,772	-40,511	-31,487	-31,084	-28,483

Gross income	23,289	30,821	24,776	23,857	21,295
Research and development expenses	-10,705	-11,863	-10,155	-10,480	-9,576
Selling and administrative expenses	-6,588	-7,620	-6,177	-6,972	-6,188
Impairment losses on trade receivables	-180	99	-27	100	-212

Operating expenses	-17,473	-19,384	-16,359	-17,352	-15,976
Other operating income and expenses 1)	-1,065	428	500	-579	13
Share in earnings of JV and associated companies	-7	-4	-82	-103	-71

Earnings before financial items and income tax (EBIT)	4,744	11,861	8,835	5,823	5,261
Financial income and expenses, net	-643	-945	-598	-454	-533

Income after financial items	4,101	10,916	8,237	5,369	4,728
Income tax	-1,189	-770	-2,471	-1,469	-1,560

Net income	2,912	10,146	5,766	3,900	3,168

Net income (loss) attributable to:
Owners of the Parent Company	2,940	10,076	5,752	3,679	3,187
Non-controlling interests	-28	70	14	221	-19
Other information
Average number of shares, basic (million)	3,330	3,330	3,330	3,329	3,328
Earnings per share, basic (SEK) 2)	0.88	3.03	1.73	1.10	0.96
Earnings per share, diluted (SEK) 3)	0.88	3.02	1.73	1.10	0.96

1)

Q1 2022 includes a provision of SEK -0.9 b. for impairment of assets and other extraordinary costs due to the suspension of affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion. Q4 2021 includes a gain from divestment of a data center and revaluation of Ericsson Ventures investments of SEK 0.4 billion. Q3 2021 includes an Ericsson Ventures investment revaluation of SEK 0.5 billion. Q2 2021 includes cost of SEK -0.8 billion as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

21	Ericsson | First quarter report 2022	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	2,912	10,146	5,766	3,900	3,168
Adjustments for
Taxes	1,021	938	2,824	1,230	1,584
Earnings/dividends in JV and associated companies	8	13	159	112	76
Depreciation, amortization and impairment losses	2,146	2,552	2,385	2,097	1,935
Other	899	398	24	631	185

	6,986	14,047	11,158	7,970	6,948
Changes in operating net assets
Inventories	-5,346	248	-3,877	-701	-1,235
Customer finance, current and non-current	-123	780	-1,419	454	219
Trade receivables and contract assets	901	-5,227	8,833	-4,034	1,979
Trade payables	-1,371	3,020	1,733	744	-4,112
Provisions and post-employment benefits	969	950	-130	-1,461	523
Contract liabilities	6,260	-1,655	-3,388	4,603	4,454
Other operating assets and liabilities, net	-6,767	4,606	3,168	608	-5,681

	-5,477	2,722	4,920	213	-3,853
Interest received	78	-104	42	2	68
Interest paid	-211	-310	-120	-384	-160
Taxes paid/received	-1,346	-1,159	-1,276	-1,861	202

Cash flow from operating activities	30	15,196	14,724	5,940	3,205
Investing activities
Investments in property, plant and equipment	-818	-701	-1,040	-1,007	-915
Sales of property, plant and equipment	38	34	40	17	24
Acquisitions/divestments of subs, and other operations, net	46	178	-55	-69	5
Product development	-288	-302	-190	-266	-204
Purchase of interest-bearing securities	—	-8,858	-9,670	-13,207	-3,680
Sale of interest-bearing securities	16,027	7,064	1,801	7,408	3,841
Other investing activities	-579	-122	-4	—	-5

Cash flow from investing activities	14,426	-2,707	-9,118	-7,124	-934
Financing activities
Proceeds from issuance of long-term debt	7,788	1	—	7,804	77
Repayment of long-term debt	—	-39	—	-510	-5,242
Dividends paid	—	-3,395	-161	-3,328	-5
Repayment of lease liabilities	-593	-623	-580	-617	-548
Other financing activities	569	-825	-1,807	940	-449

Cash flow from financing activities	7,764	-4,881	-2,548	4,289	-6,167
Effect of exchange rate changes on cash	586	-34	145	-375	827

Net change in cash and cash equivalents	22,806	7,574	3,203	2,730	-3,069

Cash and cash equivalents, beginning of period	54,050	46,476	43,273	40,543	43,612

Cash and cash equivalents, end of period	76,856	54,050	46,476	43,273	40,543

22	Ericsson | First quarter report 2022	Financial statements

Condensed Parent Company income statement

	Q1		Jan-Dec
SEK million	2022	2021	2021
Net sales	—	—	—
Cost of sales	—	—	—

Gross income	—	—	—
Operating expenses	-355	-173	-820
Other operating income and expenses	609	614	1,770

EBIT	254	441	950
Financial net	-169	352	8,368

Income after financial items	85	793	9,318
Transfers to (-) / from untaxed reserves	—	—	-1,526
Income tax	-87	-126	-161

Net income	-2	667	7,631

Condensed Parent Company statement of comprehensive income (loss)

	Q1		Jan-Dec
SEK million	2022	2021	2021
Net income	-2	667	7,631
Revaluation of borrowings due to change in credit risk	916	-55	31
Cash flow hedge reserve - gains/losses arising during the period	458	—	-26
Tax on items that will not be reclassified to profit or loss	-278	11	-6

Other comprehensive income, net of tax	1,096	-44	-1

Total comprehensive income	1,094	623	7,630

23	Ericsson | First quarter report 2022	Financial statements

Condensed Parent Company balance sheet

SEK million	Mar 31 2022	Dec 31 2021
Assets
Fixed assets
Intangible assets	7	8
Tangible assets	403	413
Financial assets¹)	105,602	120,605

	106,012	121,026
Current assets
Receivables	27,533	27,364
Short-term investments	11,955	12,722
Cash and cash equivalents	62,001	37,128

	101,489	77,214

Total assets	207,501	198,240
Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	27,762	34,984

	75,926	83,148
Provisions	261	293
Non-current liabilities	28,774	22,406
Current liabilities	102,540	92,393

Total stockholders’ equity, provisions and liabilities	207,501	198,240
1) Of which interest-bearing securities, non-current	14,994	30,615

24	Ericsson | First quarter report 2022	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended March 31, 2022, has been prepared in accordance with International Accounting Standard, IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2021 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2022 that are estimated to have a material impact on the result and financial position of the Company.

Note 2 – Critical accounting estimates and judgements

Russia

In late February, Ericsson suspended all deliveries to customers in Russia. In the light of recent events and of European Union sanctions, the company will now suspend its affected business with customers in Russia indefinitely. Ericsson is engaging with customers and partners regarding the indefinite suspension of the affected business. The priority is to focus on the safety and well-being of Ericsson employees in Russia and they will be placed on paid leave.

As a consequence, Ericsson records a SEK 0.9 b. provision in the first quarter 2022 for impairment of assets and other exceptional costs. No staff redundancy cost is included. The provision will be recorded in Other operating expenses in Segment Networks. Around one third of this amount will impact cash flow.

25	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Note 3 – Segment information

Net sales by segment by quarter

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	40,712	51,097	40,592	39,875	36,274
Of which Products	31,131	39,963	31,079	30,414	27,495
Of which Services	9,581	11,134	9,513	9,461	8,779
Digital Services	7,214	12,736	8,630	7,887	6,898
Of which Products	3,634	7,157	4,601	3,989	3,581
Of which Services	3,580	5,579	4,029	3,898	3,317
Managed Services	4,946	5,354	5,041	5,119	4,865
Emerging Business and Other	2,189	2,145	2,000	2,060	1,741

Total	55,061	71,332	56,263	54,941	49,778

	2022	2021
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-20%	26%	2%	10%	-27%
Of which Products	-22%	29%	2%	11%	-27%
Of which Services	-14%	17%	1%	8%	-26%
Digital Services	-43%	48%	9%	14%	-46%
Of which Products	-49%	56%	15%	11%	-52%
Of which Services	-36%	38%	3%	18%	-37%
Managed Services	-8%	6%	-2%	5%	-16%
Emerging Business and Other	2%	7%	-3%	18%	0%

Total	-23%	27%	2%	10%	-28%

	2022	2021
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	12%	4%	-3%	0%	3%
Of which Products	13%	7%	0%	5%	11%
Of which Services	9%	-6%	-11%	-13%	-15%
Digital Services	5%	1%	-1%	-8%	-6%
Of which Products	1%	-4%	0%	-13%	-6%
Of which Services	8%	6%	-2%	-2%	-6%
Managed Services	2%	-8%	-8%	-8%	-15%
Emerging Business and Other	26%	23%	26%	29%	11%

Total	11%	3%	-2%	-1%	0%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	40,712	167,838	116,741	76,149	36,274
Of which Products	31,131	128,951	88,988	57,909	27,495
Of which Services	9,581	38,887	27,753	18,240	8,779
Digital Services	7,214	36,151	23,415	14,785	6,898
Of which Products	3,634	19,328	12,171	7,570	3,581
Of which Services	3,580	16,823	11,244	7,215	3,317
Managed Services	4,946	20,379	15,025	9,984	4,865
Emerging Business and Other	2,189	7,946	5,801	3,801	1,741

Total	55,061	232,314	160,982	104,719	49,778

	2022	2021
Year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12%	1%	0%	2%	3%
Of which Products	13%	5%	5%	8%	11%
Of which Services	9%	-11%	-13%	-14%	-15%
Digital Services	5%	-3%	-5%	-7%	-6%
Of which Products	1%	-5%	-6%	-10%	-6%
Of which Services	8%	0%	-3%	-4%	-6%
Managed Services	2%	-10%	-10%	-12%	-15%
Emerging Business and Other	26%	22%	22%	20%	11%

Total	11%	0%	-1%	-1%	0%

26	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	18,211	23,643	19,401	19,111	16,714
Digital Services	3,097	5,456	3,644	2,990	3,002
Managed Services	1,148	974	944	975	942
Emerging Business and Other	833	748	787	781	637

Total	23,289	30,821	24,776	23,857	21,295

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18,211	78,869	55,226	35,825	16,714
Digital Services	3,097	15,092	9,636	5,992	3,002
Managed Services	1,148	3,835	2,861	1,917	942
Emerging Business and Other	833	2,953	2,205	1,418	637

Total	23,289	100,749	69,928	45,152	21,295

EBIT (loss) by segment by quarter

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	6,747	11,757	9,624	8,645	7,240
Digital Services	-1,418	304	-822	-1,567	-1,519
Managed Services	592	353	386	416	313
Emerging Business and Other	-1,177	-553	-353	-1,671	-773

Total	4,744	11,861	8,835	5,823	5,261

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,747	37,266	25,509	15,885	7,240
Digital Services	-1,418	-3,604	-3,908	-3,086	-1,519
Managed Services	592	1,468	1,115	729	313
Emerging Business and Other	-1,177	-3,350	-2,797	-2,444	-773

Total	4,744	31,780	19,919	11,084	5,261

27	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	5,836	8,604	6,450	7,099	6,676
North East Asia	5,421	9,816	5,691	7,123	6,491
North America	20,727	22,264	20,161	17,950	17,081
Europe and Latin America 1) 2)	15,290	19,236	14,378	14,011	12,647
Middle East and Africa	4,301	6,948	4,985	4,459	4,393
Other 1) 2)	3,486	4,464	4,598	4,299	2,490

Total	55,061	71,332	56,263	54,941	49,778

1) Of which in Sweden	678	1,078	478	404	389
2) Of which in EU	8,611	10,181	7,069	7,256	6,801

	2022	2021
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-32%	33%	-9%	6%	-32%
North East Asia	-45%	72%	-20%	10%	-49%
North America	-7%	10%	12%	5%	-11%
Europe and Latin America 1) 2)	-21%	34%	3%	11%	-26%
Middle East and Africa	-38%	39%	12%	2%	-33%
Other 1) 2)	-22%	-3%	7%	73%	-42%

Total	-23%	27%	2%	10%	-28%

1) Of which in Sweden	-37%	126%	18%	4%	7%
2) Of which in EU	-15%	44%	-3%	7%	-23%

	2022	2021
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-13%	-12%	-17%	8%	13%
North East Asia	-16%	-23%	-35%	-9%	66%
North America	21%	17%	10%	-2%	-5%
Europe and Latin America 1) 2)	21%	12%	8%	7%	3%
Middle East and Africa	-2%	7%	-10%	-18%	-25%
Other 1) 2)	40%	4%	26%	0%	-37%

Total	11%	3%	-2%	-1%	0%

1) Of which in Sweden	74%	197%	92%	42%	71%
2) Of which in EU	27%	15%	0%	0%	9%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	5,836	28,829	20,225	13,775	6,676
North East Asia	5,421	29,121	19,305	13,614	6,491
North America	20,727	77,456	55,192	35,031	17,081
Europe and Latin America 1) 2)	15,290	60,272	41,036	26,658	12,647
Middle East and Africa	4,301	20,785	13,837	8,852	4,393
Other 1) 2)	3,486	15,851	11,387	6,789	2,490

Total	55,061	232,314	160,982	104,719	49,778

1) Of which in Sweden	678	2,349	1,271	793	389
2) Of which in EU	8,611	31,307	21,126	14,057	6,801

	2022	2021
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-13%	-4%	0%	10%	13%
North East Asia	-16%	-13%	-6%	16%	66%
North America	21%	5%	1%	-4%	-5%
Europe and Latin America 1) 2)	21%	8%	6%	5%	3%
Middle East and Africa	-2%	-11%	-18%	-21%	-25%
Other 1) 2)	40%	-2%	-4%	-18%	-37%

Total	11%	0%	-1%	-1%	0%

1) Of which in Sweden	74%	109%	67%	55%	71%
2) Of which in EU	27%	6%	2%	4%	9%

28	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q1 2022
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	3,910	796	1,124	6	5,836
North East Asia	4,541	682	142	56	5,421
North America	18,209	1,689	806	23	20,727
Europe and Latin America	10,625	2,562	1,996	107	15,290
Middle East and Africa	2,186	1,233	878	4	4,301
Other ¹)	1,241	252	0	1,993	3,486

Total	40,712	7,214	4,946	2,189	55,061

Share of total	74%	13%	9%	4%	100%

1) Includes IPR licensing revenues.

	Q1 2022
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-34%	-50%	4%	-40%	-32%
North East Asia	-44%	-50%	-48%	-31%	-45%
North America	-3%	-36%	-2%	28%	-7%
Europe and Latin America	-16%	-40%	-11%	-9%	-21%
Middle East and Africa	-38%	-50%	-5%	-20%	-38%
Other	-42%	-41%	—	4%	-22%

Total	-20%	-43%	-8%	2%	-23%

	Q1 2022
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-19%	4%	6%	-14%	-13%
North East Asia	-16%	-21%	-16%	-21%	-16%
North America	22%	14%	27%	77%	21%
Europe and Latin America	34%	3%	-5%	9%	21%
Middle East and Africa	-7%	7%	-1%	0%	-2%
Other	59%	57%	—	29%	40%

Total	12%	5%	2%	26%	11%

29	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q1		Jan-Dec
Country, percentage of net sales1)	2022	2021	2021
United States	39%	36%	34%
China	4%	3%	4%
United Kingdom	4%	3%	3%
Japan	3%	8%	6%
France	3%	3%	2%

1)	Based on Jan-Mar 2022. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	1,142	1,949	2,146	1,904	671
Digital Services	250	428	471	418	147

Total	1,392	2,377	2,617	2,322	818

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	1,142	6,670	4,721	2,575	671
Digital Services	250	1,464	1,036	565	147

Total	1,392	8,134	5,757	3,140	818

Note 4 – Provisions

Provisions

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Opening balance	9,504	8,813	9,232	11,045	10,466
Additions	1,583	1,738	316	616	1,753
Utilization	-1,173	-643	-408	-2,179	-979
Of which restructuring	-67	-193	-95	-161	-336
Reversal of excess amounts	-452	-603	-66	-170	-339
Reclassification, translation difference and other	735	199	-261	-80	144

Closing balance	10,197	9,504	8,813	9,232	11,045

Of which restructuring	604	637	732	807	950

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	9,504	10,466	10,466	10,466	10,466
Additions	1,583	4,423	2,685	2,369	1,753
Utilization/Cash out	-1,173	-4,209	-3,566	-3,158	-979
Of which restructuring	-67	-785	-592	-497	-336
Reversal of excess amounts	-452	-1,178	-575	-509	-339
Reclassification, translation difference and other	735	2	-197	64	144

Closing balance	10,197	9,504	8,813	9,232	11,045

Of which restructuring	604	637	732	807	950

30	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Mar 31 2022				Dec 31 2021
		Fair value hierarchy level				Fair value hierarchy level
Assets at fair value through profit or loss	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Customer finance ¹)	3.5	—	—	3.5	3.3	—	—	3.3
Interest-bearing securities	26.8	26.8	—	—	43.3	43.3	—	—
Cash equivalents²)	51.5	—	51.5	—	26.0	—	26.0	—
Other financial assets	1.9	0.2	—	1.7	2.3	0.6	—	1.7
Other current assets	1.1	—	1.1	—	0.3	—	0.3	—
Assets at fair value through OCI
Trade receivables	46.8	—	—	46.8	45.4	—	—	45.4
Assets at amortized costs
Interest-bearing securities	0.5	—	—	—	0.3	—	—	—
Cash equivalents²)	3.2	—	—	—	4.0	—	—	—
Other financial assets	0.6	—	—	—	0.5	—	—	—

Total financial assets	135.9				125.4

Financial liabilities at designated FVTPL
Parent company borrowings	-38.0	-26.1	-11.9	—	-31.4	-19.5	-11.9	—
Financial liabilities at FVTPL
Other current liabilities	-1.4	—	-1.4	—	-0.8	—	-0.8	—
Liabilities at amortized cost
Trade payables	-35.3	—	—	—	-35.7	—	—	—
Borrowings	-1.0	—	—	—	-0.4	—	—	—

Total financial liabilities	-75.7				-68.3

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 5.2 billion, disposals and repayments of SEK 5.2 billion and revaluation gain of SEK 0.1 billion.
2)	Total Cash and cash equivalent is SEK 76.9 (54.1) billion, of which SEK 54.7 (30.0) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Mar		Jan-Dec
	2022	2021	2021
SEK/EUR -closing rate	10.34	10.22	10.24
SEK/USD -closing rate	9.32	8.71	9.05

31	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	818	701	1,040	1,007	915
Capitalized development expenses	288	302	190	266	204
IPR, brands and other intangible assets	2	123	3	1	4

Total	1,108	1,126	1,233	1,274	1,123

Depreciation, amortization and impairment losses
Property, plant and equipment	964	1,134	954	910	874
Capitalized development expenses	401	396	394	329	224
Goodwill, IPR, brands and other intangible assets	198	435	464	294	283
Right-of-use assets	583	587	572	564	554

Total	2,146	2,552	2,384	2,097	1,935

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	818	3,663	2,962	1,922	915
Capitalized development expenses	288	962	660	470	204
IPR, brands and other intangible assets	2	131	8	5	4

Total	1,108	4,756	3,630	2,397	1,123

Depreciation, amortization and impairment losses
Property, plant and equipment	964	3,872	2,738	1,784	874
Capitalized development expenses	401	1,343	947	553	224
Goodwill, IPR, brands and other intangible assets	198	1,477	1,041	577	283
Right-of-use assets	583	2,277	1,690	1,118	554

Total	2,146	8,969	6,416	4,032	1,935

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Mar 31 2022	Dec 31 2021
Contingent liabilities	1,805	1,614
Assets pledged as collateral	7,080	6,873

On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). In October 2021, Ericsson received correspondence from the DOJ stating its determination that the Company had breached its obligations under its DPA by failing to provide certain documents and factual information. On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the Company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the Company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA. As mentioned in the Annual Report 2021, the Company is in communication with the DOJ regarding the facts and circumstances of the breach determinations and is committed to co-operating with the DOJ to resolve the matters. While the length of the process cannot be determined, the resolution of these matters could result in a range of actions by DOJ, and may likely include additional monetary payments, the magnitude of which cannot at this time be reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

On March 3, 2022, Ericsson learned that Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq. At this stage it is premature to predict the outcome of this matter. Hence it is not possible to reliably estimate potential future cash outflows in resolving the matter.

32	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q1		Jan-Dec
	2022	2021	2021
Number of shares issued, end of period (million)	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072
Number of treasury shares, end of period (million)	4	6	4
Number of shares outstanding, basic, end of period (million)	3,330	3,328	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,333	3,328	3,333
Average number of treasury shares (million)	4	6	5
Average number of shares outstanding, basic (million)	3,330	3,328	3,329
Average number of shares outstanding, diluted (million)1)	3,333	3,328	3,332
Earnings per share, basic (SEK)2)	0.88	0.96	6.82
Earnings per share, diluted (SEK)1)	0.88	0.96	6.81

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.50 per share was approved by the AGM. The dividend will be paid in two equal installments; SEK 1.25 per share with the record date Thursday, March 31, 2022, and SEK 1.25 per share with the record date Friday, September 30, 2022.

Note 9 – Employee information

Number of employees

	2022	2021
End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	26,255	26,369	26,363	26,325	26,123
North East Asia	12,999	13,091	14,111	14,043	14,033
North America	10,327	10,344	10,371	10,256	10,161
Europe and Latin America1)	46,994	47,064	46,903	46,616	46,482
Middle East and Africa	4,492	4,454	4,455	4,384	4,314

Total	101,067	101,322	102,203	101,624	101,113

1) Of which in Sweden	14,195	14,183	13,908	13,626	13,379

33	Ericsson | First quarter report 2022	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2021.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2022	2021
Isolated quarters, year over year change	Q1	Q4	Q3	Q2	Q1
Reported net sales	55,061	71,332	56,263	54,941	49,778
Acquired business	—	-124	-402	-450	-225
Net FX impact	-4,008	-385	1,196	5,455	5,341
Comparable net sales, excluding FX impact	51,053	70,823	57,057	59,946	54,894
Comparable quarter net sales adj. for acq/div business	49,778	69,590	57,472	55,578	49,750
Sales growth adjusted for comparable units and currency (%)	3%	2%	-1%	8%	10%

	2022	2021
Year to date, year over year change	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	55,061	232,314	160,982	104,719	49,778
Acquired business	—	-1,201	-1,077	-675	-225
Net FX impact	-4,008	11,607	11,992	10,796	5,341
Comparable net sales, excluding FX impact	51,053	242,720	171,897	114,840	54,894
Comparable quarter net sales adj. for acq/div business	49,778	232,390	162,800	105,328	49,750
Sales growth adjusted for comparable units and currency (%)	3%	4%	6%	9%	10%

34	Ericsson | First quarter report 2022	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Gross income	23,289	30,821	24,776	23,857	21,295
Net sales	55,061	71,332	56,263	54,941	49,778
Gross margin (% )	42.3%	43.2%	44.0%	43.4%	42.8%
Gross income	23,289	30,821	24,776	23,857	21,295
Restructuring charges included in cost of sales	2	199	6	6	62
Gross income excluding restructuring charges	23,291	31,020	24,782	23,863	21,357
Net sales	55,061	71,332	56,263	54,941	49,778
Gross margin excluding restructuring charges (% )	42.3%	43.5%	44.0%	43.4%	42.9%
Operating expenses	-17,473	-19,384	-16,359	-17,352	-15,976
Restructuring charges included in R&D expenses	33	140	-2	-1	—
Restructuring charges included in selling and administrative expenses	6	124	1	-1	15
Operating expenses excluding restructuring charges	-17,434	-19,120	-16,360	-17,354	-15,961
EBIT	4,744	11,861	8,835	5,823	5,261
Net sales	55,061	71,332	56,263	54,941	49,778
EBIT margin (% )	8.6%	16.6%	15.7%	10.6%	10.6%
EBIT	4,744	11,861	8,835	5,823	5,261
Total restructuring charges	41	463	5	4	77
EBIT excluding restructuring charges	4,785	12,324	8,840	5,827	5,338
Net sales	55,061	71,332	56,263	54,941	49,778
EBIT margin excluding restructuring charges (% )	8.7%	17.3%	15.7%	10.6%	10.7%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	23,289	100,749	69,928	45,152	21,295
Net sales	55,061	232,314	160,982	104,719	49,778
Gross margin (% )	42.3%	43.4%	43.4%	43.1%	42.8%
Gross income	23,289	100,749	69,928	45,152	21,295
Restructuring charges included in cost of sales	2	273	74	68	62
Gross income excluding restructuring charges	23,291	101,022	70,002	45,220	21,357
Net sales	55,061	232,314	160,982	104,719	49,778
Gross margin excluding restructuring charges (% )	42.3%	43.5%	43.5%	43.2%	42.9%
Operating expenses	-17,473	-69,071	-49,687	-33,328	-15,976
Restructuring charges included in R&D expenses	33	137	-3	-1	—
Restructuring charges included in selling and administrative expenses	6	139	15	14	15
Operating expenses excluding restructuring charges	-17,434	-68,795	-49,675	-33,315	-15,961
EBIT	4,744	31,780	19,919	11,084	5,261
Net sales	55,061	232,314	160,982	104,719	49,778
EBIT margin (% )	8.6%	13.7%	12.4%	10.6%	10.6%
EBIT	4,744	31,780	19,919	11,084	5,261
Total restructuring charges	41	549	86	81	77
EBIT excluding restructuring charges	4,785	32,329	20,005	11,165	5,338
Net sales	55,061	232,314	160,982	104,719	49,778
EBIT margin excluding restructuring charges (% )	8.7%	13.9%	12.4%	10.7%	10.7%

35	Ericsson | First quarter report 2022	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations, write-downs of acquired intangibles and excluding restructuring charges also expressed as a percentage of net sales.

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income	2,912	10,146	5,766	3,900	3,168
Income tax	1,189	770	2,471	1,469	1,560
Financial income and expenses, net	643	945	598	454	533
Amortizations and write-downs of acquired intangibles	199	436	464	294	283
EBITA	4,943	12,297	9,299	6,117	5,544
Net sales	55,061	71,332	56,263	54,941	49,778
EBITA margin (% )	9.0%	17.2%	16.5%	11.1%	11.1%
Restructuring charges	41	463	5	4	77
EBITA excluding restructuring charges	4,984	12,760	9,304	6,121	5,621
EBITA margin excluding restructuring charges (%)	9.1%	17.9%	16.5%	11.1%	11.3%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	2,912	22,980	12,834	7,068	3,168
Income tax	1,189	6,270	5,500	3,029	1,560
Financial income and expenses, net	643	2,530	1,585	987	533
Amortizations and write-downs of acquired intangibles	199	1,477	1,041	577	283
EBITA	4,943	33,257	20,960	11,661	5,544
Net sales	55,061	232,314	160,982	104,719	49,778
EBITA margin (% )	9.0%	14.3%	13.0%	11.1%	11.1%
Restructuring charges	41	549	86	81	77
EBITA excluding restructuring charges	4,984	33,806	21,046	11,742	5,621
EBITA margin excluding restructuring charges (%)	9.1%	14.6%	13.1%	11.2%	11.3%

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2022	2021
Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	237,597	232,314	230,572	231,781	232,418
EBIT	31,263	31,780	30,927	30,735	28,763
Restructuring charges	513	549	78	403	1,082
EBIT excl. restr. charges	31,776	32,329	31,005	31,138	29,845
EBIT margin excl. restr. charges (%)	13.4%	13.9%	13.4%	13.4%	12.8%

36	Ericsson | First quarter report 2022	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2022	2021
SEK million	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	76,856	54,050	46,476	43,273	40,543
+ Interest-bearing securities, current	12,292	12,932	15,016	12,855	4,599
+ Interest-bearing securities, non-current	15,022	30,626	26,668	20,998	23,477
Gross cash, end of period	104,170	97,608	88,160	77,126	68,619
-Borrowings, current	10,403	9,590	10,155	11,737	2,353
-Borrowings, non-current	28,599	22,241	22,282	21,673	23,299
Net cash, end of period	65,168	65,777	55,723	43,716	42,967

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2022	2021
SEK million	Q1	Q4	Q3	Q2	Q1
Total assets	323,935	305,614	290,527	281,045	270,319
Non-interest-bearing provisions and liabilities
Provisions, non-current	4,498	3,722	2,471	1,922	2,337
Deferred tax liabilities	1,012	884	909	975	1,049
Other non-current liabilities	1,070	1,587	1,605	1,596	1,326
Provisions, current	5,699	5,782	6,342	7,310	8,708
Contract liabilities	39,875	32,834	33,869	36,621	32,054
Trade payables	35,316	35,684	31,877	29,638	29,135
Current tax liabilities	5,701	2,917	5,409	4,676	4,761
Other current liabilities	41,919	37,921	36,025	32,477	35,761
Capital employed	188,845	184,283	172,020	165,830	155,188

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	55,061	71,332	56,263	54,941	49,778
Annualized net sales	220,244	285,328	225,052	219,764	199,112
Average capital employed
Capital employed at beginning of period	184,283	172,020	165,830	155,188	161,990
Capital employed at end of period	188,845	184,283	172,020	165,830	155,188
Average capital employed	186,564	178,152	168,925	160,509	158,589
Capital turn over(times)	1.2	1.6	1.3	1.4	1.3

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	55,061	232,314	160,982	104,719	49,778
Annualized net sales	220,244	232,314	214,643	209,438	199,112
Average capital employed
Capital employed at beginning of period	184,283	161,990	161,990	161,990	161,990
Capital employed at end of period	188,845	184,283	172,020	165,830	155,188
Average capital employed	186,564	173,137	167,005	163,910	158,589
Capital turnover (times)	1.2	1.3	1.3	1.3	1.3

37	Ericsson | First quarter report 2022	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
EBIT	4,744	11,861	8,835	5,823	5,261
Annualized EBIT	18,976	47,444	35,340	23,292	21,044
Average capital employed
Capital employed at beginning of period	184,283	172,020	165,830	155,188	161,990
Capital employed at end of period	188,845	184,283	172,020	165,830	155,188
Average capital employed	186,564	178,152	168,925	160,509	158,589
Return on capital employed (%)	10.2%	26.6%	20.9%	14.5%	13.3%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT	4,744	31,780	19,919	11,084	5,261
Annualized EBIT	18,976	31,780	26,559	22,168	21,044
Average capital employed
Capital employed at beginning of period	184,283	161,990	161,990	161,990	161,990
Capital employed at end of period	188,845	184,283	172,020	165,830	155,188
Average capital employed	186,564	173,137	167,005	163,910	158,589
Return on capital employed (%)	10.2%	18.4%	15.9%	13.5%	13.3%

Equity ratio

Equity expressed as a percentage of total assets.

	2022	2021
SEK million	Q1	Q4	Q3	Q2	Q1
Total equity	109,879	107,099	95,628	91,695	88,124
Total assets	323,935	305,614	290,527	281,045	270,319
Equity ratio (%)	33.9%	35.0%	32.9%	32.6%	32.6%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	2,940	10,076	5,752	3,679	3,187
Annualized	11,760	40,304	23,008	14,716	12,748
Average stockholders’ equity
Stockholders’ equity, beginning of period	108,775	97,323	93,331	89,782	86,674
Stockholders’ equity, end of period	111,701	108,775	97,323	93,331	89,782
Average stockholders’ equity	110,238	103,049	95,327	91,557	88,228
Return on equity (%)	10.7%	39.1%	24.1%	16.1%	14.4%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	2,940	22,694	12,618	6,866	3,187
Annualized	11,760	22,694	16,824	13,732	12,748
Average stockholders’ equity
Stockholders’ equity, beginning of period	108,775	86,674	86,674	86,674	86,674
Stockholders’ equity, end of period	111,701	108,775	97,323	93,331	89,782
Average stockholders’ equity	110,238	97,725	91,999	90,003	88,228
Return on equity (%)	10.7%	23.2%	18.3%	15.3%	14.4%

38	Ericsson | First quarter report 2022	Alternative performance measures

Adjusted earnings per share

Adjusted earnings per share, diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2022	2021
Isolated quarters, SEK	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	0.88	3.02	1.73	1.10	0.96
Restructuring charges	0.01	0.11	0.00	0.00	0.02
Amortizations and write-downs of acquired intangibles	0.05	0.10	0.09	0.07	0.06
Adjusted earnings per share	0.94	3.23	1.82	1.17	1.04

	2022	2021
Year to date, SEK	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings per share, diluted	0.88	6.81	3.79	2.06	0.96
Restructuring charges	0.01	0.13	0.02	0.02	0.02
Amortizations and write-downs of acquired intangibles	0.05	0.32	0.22	0.13	0.06
Adjusted earnings per share	0.94	7.26	4.03	2.21	1.04

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	30	15,196	14,724	5,940	3,205
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-818	-701	-1,040	-1,007	-915
Sales of property, plant and equipment	38	34	40	17	24
Product development	-288	-302	-190	-266	-204
Other investments 1)	-27	-122	-4	—	-5
Repayment of lease liabilities	-593	-623	-580	-617	-548
Free cash flow before M&A	-1,658	13,482	12,950	4,067	1,557
Acquisitions/ divestments of subs and other operations, net	46	178	-55	-69	5
Free cash flow after M&A	-1,612	13,660	12,895	3,998	1,562

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	30	39,065	23,869	9,145	3,205
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-818	-3,663	-2,962	-1,922	-915
Sales of property, plant and equipment	38	115	81	41	24
Product development	-288	-962	-660	-470	-204
Other investments 1)	-27	-131	-9	-5	-5
Repayment of lease liabilities	-593	-2,368	-1,745	-1,165	-548
Free cash flow before M&A	-1,658	32,056	18,574	5,624	1,557
Acquisitions/ divestments of subs and other operations, net	46	59	-119	-64	5
Free cash flow after M&A	-1,612	32,115	18,455	5,560	1,562

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The difference is movement in other interest-bearing assets, which is not to be part of the definition of Free cash flow.

39	Ericsson | First quarter report 2022	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2022	2021
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	4%	3%	0%	11%	15%
Digital Services	-2%	0%	1%	0%	3%
Managed Services	-5%	-8%	-7%	-2%	-8%
Emerging Business and Other	15%	16%	4%	13%	9%

Total	3%	2%	-1%	8%	10%

	2022	2021
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4%	7%	8%	13%	15%
Digital Services	-2%	1%	1%	1%	3%
Managed Services	-5%	-6%	-5%	-5%	-8%
Emerging Business and Other	15%	11%	9%	11%	9%

Total	3%	4%	6%	9%	10%

Sales growth by market area adjusted for comparable units and currency

	2022	2021
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-17%	-13%	-16%	14%	21%
North East Asia	-20%	-22%	-33%	1%	78%
North America	9%	15%	13%	11%	10%
Europe and Latin America	15%	12%	9%	14%	12%
Middle East and Africa	-9%	5%	-8%	-10%	-16%

Total	3%	2%	-1%	8%	10%

	2022	2021
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-17%	-1%	4%	17%	21%
North East Asia	-20%	-8%	1%	27%	78%
North America	9%	12%	11%	11%	10%
Europe and Latin America	15%	12%	12%	13%	12%
Midle East and Africa	-9%	-7%	-12%	-13%	-16%

Total	3%	4%	6%	9%	10%

40	Ericsson | First quarter report 2022	Alternative performance measures

Gross margin by segment by quarter

	2022	2021
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	44.7%	46.3%	47.8%	47.9%	46.1%
Digital Services	42.9%	42.8%	42.2%	37.9%	43.5%
Managed Services	23.2%	18.2%	18.7%	19.0%	19.4%
Emerging Business and Other	38.1%	34.9%	39.4%	37.9%	36.6%

Total	42.3%	43.2%	44.0%	43.4%	42.8%

	2022	2021
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.7%	47.0%	47.3%	47.0%	46.1%
Digital Services	42.9%	41.7%	41.2%	40.5%	43.5%
Managed Services	23.2%	18.8%	19.0%	19.2%	19.4%
Emerging Business and Other	38.1%	37.2%	38.0%	37.3%	36.6%

Total	42.3%	43.4%	43.4%	43.1%	42.8%

EBIT margin by segment by quarter

	2022	2021
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	16.6%	23.0%	23.7%	21.7%	20.0%
Digital Services	-19.7%	2.4%	-9.5%	-19.9%	-22.0%
Managed Services	12.0%	6.6%	7.7%	8.1%	6.4%
Emerging Business and Other	-53.8%	-25.8%	-17.7%	-81.1%	-44.4%

Total	8.6%	16.6%	15.7%	10.6%	10.6%

	2022		2021
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.6%	22.2%	21.9%	20.9%	20.0%
Digital Services	-19.7%	-10.0%	-16.7%	-20.9%	-22.0%
Managed Services	12.0%	7.2%	7.4%	7.3%	6.4%
Emerging Business and Other	-53.8%	-42.2%	-48.2%	-64.3%	-44.4%

Total	8.6%	13.7%	12.4%	10.6%	10.6%

41	Ericsson | First quarter report 2022	Alternative performance measures

Restructuring charges by function

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cost of sales	-2	-199	-6	-6	-62
Research and development expenses	-33	-140	2	1	0
Selling and administrative expenses	-6	-124	-1	1	-15

Total	-41	-463	-5	-4	-77

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-2	-273	-74	-68	-62
Research and development expenses	-33	-137	3	1	0
Selling and administrative expenses	-6	-139	-15	-14	-15

Total	-41	-549	-86	-81	-77

Restructuring charges by segment

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	-10	-278	1	-9	24
of which cost of sales	-10	-77	1	-1	24
of which operating expenses	0	-201	0	-8	0
Digital Services	-33	-115	-4	-3	-8
of which cost of sales	0	-76	-6	-2	-3
of which operating expenses	-33	-39	2	-1	-5
Managed Services	8	-43	-1	-1	-79
of which cost of sales	8	-40	-1	0	-79
of which operating expenses	0	-3	0	-1	0
Emerging Business and Other	-6	-27	-1	9	-14
of which cost of sales	0	-6	0	-3	-4
of which operating expenses	-6	-21	-1	12	-10

Total	-41	-463	-5	-4	-77

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-10	-262	16	15	24
of which cost of sales	-10	-53	24	23	24
of which operating expenses	0	-209	-8	-8	0
Digital Services	-33	-130	-15	-11	-8
of which cost of sales	0	-87	-11	-5	-3
of which operating expenses	-33	-43	-4	-6	-5
Managed Services	8	-124	-81	-80	-79
of which cost of sales	8	-120	-80	-79	-79
of which operating expenses	0	-4	-1	-1	0
Emerging Business and Other	-6	-33	-6	-5	-14
of which cost of sales	0	-13	-7	-7	-4
of which operating expenses	-6	-20	1	2	-10

Total	-41	-549	-86	-81	-77

42	Ericsson | First quarter report 2022	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	18,221	23,720	19,400	19,112	16,690
Digital Services	3,097	5,532	3,650	2,992	3,005
Managed Services	1,140	1,014	945	975	1,021
Emerging Business and Other	833	754	787	784	641

Total	23,291	31,020	24,782	23,863	21,357

	2022	2021
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	44.8%	46.4%	47.8%	47.9%	46.0%
Digital Services	42.9%	43.4%	42.3%	37.9%	43.6%
Managed Services	23.0%	18.9%	18.7%	19.0%	21.0%
Emerging Business and Other	38.1%	35.2%	39.4%	38.1%	36.8%

Total	42.3%	43.5%	44.0%	43.4%	42.9%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18,221	78,922	55,202	35,802	16,690
Digital Services	3,097	15,179	9,647	5,997	3,005
Managed Services	1,140	3,955	2,941	1,996	1,021
Emerging Business and Other	833	2,966	2,212	1,425	641

Total	23,291	101,022	70,002	45,220	21,357

	2022	2021
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.8%	47.0%	47.3%	47.0%	46.0%
Digital Services	42.9%	42.0%	41.2%	40.6%	43.6%
Managed Services	23.0%	19.4%	19.6%	20.0%	21.0%
Emerging Business and Other	38.1%	37.3%	38.1%	37.5%	36.8%

Total	42.3%	43.5%	43.5%	43.2%	42.9%

43	Ericsson | First quarter report 2022	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	6,757	12,035	9,623	8,653	7,217
Digital Services	-1,385	419	-818	-1,565	-1,510
Managed Services	584	396	387	417	392
Emerging Business and Other	-1,171	-526	-352	-1,678	-761

Total	4,785	12,324	8,840	5,827	5,338

	2022	2021
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	16.6%	23.6%	23.7%	21.7%	19.9%
Digital Services	-19.2%	3.3%	-9.5%	-19.8%	-21.9%
Managed Services	11.8%	7.4%	7.7%	8.1%	8.1%
Emerging Business and Other	-53.5%	-24.5%	-17.6%	-81.5%	-43.7%

Total	8.7%	17.3%	15.7%	10.6%	10.7%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,757	37,528	25,493	15,870	7,217
Digital Services	-1,385	-3,474	-3,893	-3,075	-1,510
Managed Services	584	1,592	1,196	809	392
Emerging Business and Other	-1,171	-3,317	-2,791	-2,439	-761

Total	4,785	32,329	20,005	11,165	5,338

	2022	2021
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.6%	22.4%	21.8%	20.8%	19.9%
Digital Services	-19.2%	-9.6%	-16.6%	-20.8%	-21.9%
Managed Services	11.8%	7.8%	8.0%	8.1%	8.1%
Emerging Business and Other	-53.5%	-41.7%	-48.1%	-64.2%	-43.7%

Total	8.7%	13.9%	12.4%	10.7%	10.7%

Rolling four quarters of net sales by segment

	2022	2021
Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	172,276	167,838	166,107	167,174	167,126
Digital Services	36,467	36,151	36,086	36,189	36,877
Managed Services	20,460	20,379	20,840	21,297	21,751
Emerging Business and Other	8,394	7,946	7,539	7,121	6,664

Total	237,597	232,314	230,572	231,781	232,418

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)

	2022	2021
Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	21.5%	22.4%	21.7%	21.5%	19.7%
Digital Services	-9.2%	-9.6%	-9.4%	-8.5%	-6.1%
Managed Services	8.7%	7.8%	7.7%	8.0%	7.2%
Emerging Business and Other	-44.4%	-41.7%	-43.8%	-47.9%	-35.5%

Total	13.4%	13.9%	13.4%	13.4%	12.8%

44	Ericsson | First quarter report 2022	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2022	2021
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	6,775	11,787	9,643	8,679	7,274
Digital Services	-1,369	569	-701	-1,445	-1,400
Managed Services	597	359	396	417	314
Emerging Business and Other	-1,060	-418	-39	-1,534	-644

Total	4,943	12,297	9,299	6,117	5,544

	2022	2021
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	16.6%	23.1%	23.8%	21.8%	20.1%
Digital Services	-19.0%	4.5%	-8.1%	-18.3%	-20.3%
Managed Services	12.1%	6.7%	7.9%	8.1%	6.5%
Emerging Business and Other	-48.4%	-19.5%	-2.0%	-74.5%	-37.0%

Total	9.0%	17.2%	16.5%	11.1%	11.1%

	2022	2021
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,775	37,383	25,596	15,953	7,274
Digital Services	-1,369	-2,977	-3,546	-2,845	-1,400
Managed Services	597	1,486	1,127	731	314
Emerging Business and Other	-1,060	-2,635	-2,217	-2,178	-644

Total	4,943	33,257	20,960	11,661	5,544

	2022	2021
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.6%	22.3%	21.9%	20.9%	20.1%
Digital Services	-19.0%	-8.2%	-15.1%	-19.2%	-20.3%
Managed Services	12.1%	7.3%	7.5%	7.3%	6.5%
Emerging Business and Other	-48.4%	-33.2%	-38.2%	-57.3%	-37.0%

Total	9.0%	14.3%	13.0%	11.1%	11.1%

Other ratios

	Jan-Mar		Jan-Dec
	2022	2021	2021
Days sales outstanding	92	95	71
Inventory turnover days	110	93	88
Payable days	102	98	94

45	Ericsson | First quarter report 2022	Alternative performance measures